[THE MANITOWOC COMPANY, INC. LETTERHEAD]

July 31, 2008

VIA EDGAR

Mr. Joe McCann
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC  20549

Re:	The Manitowoc Company, Inc. (File No. 001-11978)
Response to Staff Comment Letter on Amendment No. 1 to Manitowoc’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007

Dear Mr. McCann:

With this letter, The Manitowoc Company, Inc. (“Manitowoc”), hereby transmits for filing via EDGAR Amendment No. 2 (the “Amendment”) to Manitowoc’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”).  This letter and the Amendment are being filed in order to respond to the Commission’s staff’s letter, dated July 28, 2008, which provided comments on Amendment No. 1 to the Annual Report filed with the Commission on April 10, 2008 (the “Prior Amendment”).  In response to the staff’s comments, this Amendment includes certifications required by 18 U.S.C. § 1350 and the consent of Manitowoc’s Independent Registered Public Accounting Firm, both of which were inadvertently omitted from the Prior Amendment.

Manitowoc acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the filing; that the Commission’s staff’s comments or Manitowoc’s responses to the Commission’s staff’s comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that Manitowoc may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at (920) 652-1741.

Very truly yours,

/s/ Maurice D. Jones

Maurice D. Jones,
Senior Vice President, General Counsel and Secretary

Cc: Tim Buchmiller, Senior Attorney

bc:	Mr. Jim Agnew
Fredrick G. Lautz, Esq.